UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                             KINETIC CONCEPTS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                 49460W-01-0
                               (CUSIP Number)

                               Murray A. Indick
                      Richard C. Blum & Associates, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 September 9, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 1 of 30


CUSIP NO. 49460W-01-0            SCHEDULE 13D                     Page 2 of 30

- ------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   STINSON CAPITAL PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3432358
- ------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
- ------------------------------------------------------------------------------
 3.  SEC USE ONLY

- ------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

- ------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
- ------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

- ------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        4,040,250**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   4,040,250**

- ------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  4,040,250**

- ------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
- ------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.5%**

- ------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

- ------------------------------------------------------------------------------
** See Item 5 below


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 49460W-01-0            SCHEDULE 13D                     Page 3 of 30

- ------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BK CAPITAL PARTNERS IV, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3139027
- ------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
- ------------------------------------------------------------------------------
 3.  SEC USE ONLY

- ------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

- ------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
- ------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

- ------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        4,040,250**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   4,040,250**

- ------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  4,040,250**

- ------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
- ------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.5%**

- ------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

- ------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 49460W-01-0            SCHEDULE 13D                     Page 4 of 30

- ------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     THE CARPENTERS PENSION TRUST
                                                  FOR SOUTHERN CALIFORNIA

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-6042875
- ------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
- ------------------------------------------------------------------------------
 3.  SEC USE ONLY

- ------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

- ------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
- ------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

- ------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        4,040,250**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   4,040,250**

- ------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  4,040,250**

- ------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
- ------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.5%**

- ------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               EP

- ------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 49460W-01-0            SCHEDULE 13D                     Page 5 of 30

- ------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON              UNITED BROTHERHOOD OF CARPENTERS
                                           AND JOINERS OF AMERICA LOCAL UNIONS
                                           AND COUNCILS PENSION FUND

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              35-6075035
- ------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
- ------------------------------------------------------------------------------
 3.  SEC USE ONLY

- ------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

- ------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
- ------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                       Washington, DC

- ------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        4,040,250**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   4,040,250**

- ------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  4,040,250**

- ------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
- ------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.5%**

- ------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               EP

- ------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO. 49460W-01-0            SCHEDULE 13D                     Page 6 of 30

- ------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      INSURANCE COMPANY SUPPORTED
                                                   ORGANIZATIONS PENSION PLAN

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              13-6284703
- ------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
- ------------------------------------------------------------------------------
 3.  SEC USE ONLY

- ------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

- ------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
- ------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                       Washington, DC

- ------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        4,040,250**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   4,040,250**

- ------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  4,040,250**

- ------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
- ------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.5%**

- ------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               EP

- ------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 49460W-01-0            SCHEDULE 13D                     Page 7 of 30

- ------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3205364
- ------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
- ------------------------------------------------------------------------------
 3.  SEC USE ONLY

- ------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

- ------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
- ------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

- ------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        4,040,250**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   4,040,250**

- ------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  4,040,250**

- ------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
- ------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.5%**

- ------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

- ------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 49460W-01-0            SCHEDULE 13D                     Page 8 of 30

- ------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-2967812
- ------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
- ------------------------------------------------------------------------------
 3.  SEC USE ONLY

- ------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

- ------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
- ------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

- ------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        4,040,250**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   4,040,250**

- ------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  4,040,250**

- ------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
- ------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.5%**

- ------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

- ------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 49460W-01-0            SCHEDULE 13D                     Page 9 of 30

- ------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- ------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
- ------------------------------------------------------------------------------
 3.  SEC USE ONLY

- ------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

- ------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
- ------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                  USA

- ------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        4,040,250**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   4,040,250**

- ------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  4,040,250**

- ------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
- ------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.5%**

- ------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

- ------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 10 of 30

- ------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                           PRISM PARTNERS I, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             94-3172939
- ------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
- ------------------------------------------------------------------------------
 3.  SEC USE ONLY

- ------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

- ------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
- ------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

- ------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        4,040,250**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   4,040,250**

- ------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  4,040,250**

- ------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
- ------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.5%**

- ------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

- ------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 11 of 30

- ------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     WEINTRAUB CAPITAL MANAGEMENT

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3151493
- ------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
- ------------------------------------------------------------------------------
 3.  SEC USE ONLY

- ------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

- ------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
- ------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

- ------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        4,040,250**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   4,040,250**

- ------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  4,040,250**

- ------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
- ------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.5%**

- ------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

- ------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 12 of 30

- ------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                              JERALD M. WEINTRAUB

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- ------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
- ------------------------------------------------------------------------------
 3.  SEC USE ONLY

- ------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

- ------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
- ------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                  USA

- ------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        4,040,250**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   4,040,250**

- ------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  4,040,250**

- ------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
- ------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.5%**

- ------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

- ------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 13 of 30

- ------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                           FREMONT PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- ------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [ ]
- ------------------------------------------------------------------------------
 3.  SEC USE ONLY

- ------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                   BK, OO

- ------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
- ------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

- ------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                                -0-
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                           -0-

- ------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          -0-

- ------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
- ------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    -0-

- ------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 14 of 30

- ------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                              FP ADVISORS, L.L.C.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- ------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [ ]
- ------------------------------------------------------------------------------
 3.  SEC USE ONLY

- ------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                   BK, OO

- ------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
- ------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

- ------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                                -0-
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                           -0-

- ------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          -0-

- ------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
- ------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    -0-

- ------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (limited liability company)

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 15 of 30

- ------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                            FREMONT GROUP, L.L.C.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- ------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [ ]
- ------------------------------------------------------------------------------
 3.  SEC USE ONLY

- ------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                   BK, OO

- ------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
- ------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

- ------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                                -0-
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                           -0-

- ------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          -0-

- ------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
- ------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    -0-

- ------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (limited liability company)

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 16 of 30

- ------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                          FREMONT INVESTORS, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- ------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [ ]
- ------------------------------------------------------------------------------
 3.  SEC USE ONLY

- ------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                   BK, OO

- ------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
- ------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               Nevada

- ------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                                -0-
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                           -0-

- ------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          -0-

- ------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
- ------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    -0-

- ------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 17 of 30

This Amendment No. 6 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on July 11, 1997 by Stinson Capital Partners, L.P, BK Capital Partners IV, L.P the Carpenters Pension Trust for Southern California, United Brotherhood of Carpenters and Joiners of America Local Unions and Councils Pension Fund, Insurance Company Supported Organizations Pension Plan, Richard C. Blum & Associates, L.P., Richard C. Blum & Associates, Inc. and Richard C. Blum (referred to herein as the "Blum Reporting Persons."); Prism Partners I, L.P.; Weintraub Capital Management, and Jerald M. Weintraub (referred to herein as the "Weintraub Reporting Persons"); and Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C., and Fremont Investors Inc.(referred to herein as the "Fremont Reporting Persons"). The Blum Reporting Persons, the Weintraub Reporting Persons and the Fremont Reporting Persons are collectively referred to herein as the "Reporting Persons." This Amendment No. 6 is filed with respect to shares of common stock, par value $0.01 per share, (the "Common Stock") of Kinetic Concepts, Inc. (the "Issuer"). The principal executive office and mailing address of the Issuer is 8023 Vantage Drive, San Antonio, Texas 78230. The following amendment to Item 3 and Item 4 of the Schedule 13D is hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration
- ----------------------------------------------------------

Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:

The source of funds for the purchases of securities was the working capital of the Blum Reporting Persons and the Weintraub Reporting Persons. As of this date, the Fremont Group does not own any securities of the Issuer.

In addition, as described below (see Item 4 and Exhibit B hereto), the Blum Reporting Persons and the Fremont Reporting Persons submitted a final offer on September 8, 1997 to acquire control of the Company. That offer is subject to financing upon the terms and conditions offered by prospective lenders. Confidential treatment has been requested from the Commission with respect to the terms of the financing proposals. The source of funds to be used in the acquisition may differ for each group. The Blum Reporting Persons intend to use as their source of funds capital from commercial bank loans and/or security issuances. The Fremont Reporting Persons would intend to use as their source of funds capital from commercial bank loans and/or security issuances.

Item 4.  Purpose of Transaction
- -------------------------------

Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

The Blum Reporting Persons and the Weintraub Reporting Persons previously acquired the securities of the Issuer in the ordinary course of their respective businesses, which is the investment business.

On May 29, 1997, the Issuer announced publicly that it had retained the investment banking firm of Alex. Brown & Sons, Inc. ("Alex. Brown") "to help it explore strategic options and ways to increase shareholder value." Alex. Brown subsequently notified Blum Reporting Persons that indications of interest concerning the Issuer were due by July 10, 1997.


CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 18 of 30

On July 10, 1997, the Blum Reporting Persons and the Fremont Reporting Persons agreed to submit a joint indication of interest to the Issuer, through Alex. Brown. Depending on the Issuer's response to the joint indication of interest, the Blum Reporting Persons and the Fremont Reporting Persons agreed to proceed, as a group, to attempt to acquire control of the Issuer in a friendly, privately-negotiated transaction with the Issuer and the Issuer's controlling shareholder.

On August 29, 1997, Alex. Brown notified the Blum Reporting Persons and the Fremont Reporting Persons that final offers for the Company were due on September 8, 1997. On September 8, 1997, the Blum Reporting Persons and the Fremont Reporting Persons submitted a final offer to acquire control of the Company. See Exhibit B. Confidential treatment from the Commission has been requested for selected portions of the September 8, 1997 letter.

Other than as set forth in this statement, the Blum Reporting Persons, the Weintraub Reporting Persons and the Fremont Reporting Persons do not have any present plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a)-(j) of Schedule 13D, or any agreement regarding such matters, although they may in the future take actions that would have such consequences.

Item 7.  Material to be Filed as Exhibits
- -----------------------------------------

                                                                        Page
                                                                        ----
Exhibit A     Joint Filing Undertaking                                  19

Exhibit B     Letter dated September 8, 1997                            23-25
              from Richard C. Blum & Associates, L.P.
              and Fremont Partners to Mr. Mark R. Klausner,
              Alex. Brown & Sons, Inc. [Redacted in part;
              Confidential Treatment is being requested for portions of this letter from the Commission]

Exhibit C     Unredacted letter dated September 8, 1997                 26-30
              from Richard C. Blum & Associates, L.P.
              and Fremont Partners to Mr. Mark R. Klausner,
              Alex. Brown & Sons, Inc. [Complete text, not for public disclosure, submitted to the Commission as part of the request for Confidential Treatment]



CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 19 of 30

                                  SIGNATURES

After reasonable inquiry and to the best or our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 9, 1997

RICHARD C. BLUM & ASSOCIATES, L.P.     RICHARD C. BLUM & ASSOCIATES, INC.

By  /s/ Murray A. Indick               By  /s/ Murray A. Indick
    -------------------------------        -----------------------------------
    Murray A. Indick                       Murray A. Indick
    Managing Director                      Managing Director, General Counsel
    and General Counsel                    and Secretary

STINSON CAPITAL PARTNERS, L.P.         /s/ Murray A. Indick
BK CAPITAL PARTNERS IV, L.P.           ---------------------------------------
                                       RICHARD C. BLUM

By  Richard C. Blum & Associates,      By  Murray A. Indick,
    L.P., its General Partner              Attorney-in-Fact

    By  /s/ Murray A. Indick           THE CARPENTERS PENSION TRUST FOR
        ---------------------------    SOUTHERN CALIFORNIA
        Murray A. Indick
        Managing Director              UNITED BROTHERHOOD OF CARPENTERS
        and General Counsel            AND JOINERS OF AMERICA LOCAL UNIONS
                                       AND COUNCILS PENSION FUND
PRISM PARTNERS I, L.P.
                                       INSURANCE COMPANY SUPPORTED
By  Weintraub Capital Management,      ORGANIZATIONS PENSION PLAN
    its General Partner
                                       By  Richard C. Blum & Associates, L.P.,
    By  /s/ Jerald M. Weintraub            its Investment Advisor
        -----------------------
        Jerald M. Weintraub                 By  /s/ Murray A. Indick
        Managing General Partner               -------------------------------
                                               Murray A. Indick
WEINTRAUB CAPITAL MANAGEMENT                   Managing Director
                                               and General Counsel
By  /s/ Jerald M. Weintraub
    ---------------------------
    Jerald M. Weintraub,
    Managing General Partner

/s/ Jerald M. Weintraub                       [CONTINUED ON NEXT PAGE]
- -------------------------------
JERALD M. WEINTRAUB



CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 20 of 30


FREMONT PARTNERS, L.P.
FP ADVISORS
FREMONT GROUP, L.L.C.
FREMONT INVESTORS, INC.

By  /s/ R.S. Kopf
    ---------------------------
    R.S. Kopf
    Executive Officer or Executive
    Officer of a Partner of each
    Fremont Reporting Person



CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 21 of 30

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  September 9, 1997

RICHARD C. BLUM & ASSOCIATES, L.P.     RICHARD C. BLUM & ASSOCIATES, INC.

By  /s/ Murray A. Indick               By  /s/ Murray A. Indick
    -------------------------------        -----------------------------------
    Murray A. Indick                       Murray A. Indick
    Managing Director                      Managing Director, General Counsel
    and General Counsel                    and Secretary

STINSON CAPITAL PARTNERS, L.P.         /s/ Murray A. Indick
BK CAPITAL PARTNERS IV, L.P.           ---------------------------------------
                                       RICHARD C. BLUM

By  Richard C. Blum & Associates,      By  Murray A. Indick,
    L.P., its General Partner              Attorney-in-Fact

    By  /s/ Murray A. Indick           THE CARPENTERS PENSION TRUST FOR
        ---------------------------    SOUTHERN CALIFORNIA
        Murray A. Indick
        Managing Director              UNITED BROTHERHOOD OF CARPENTERS
        and General Counsel            AND JOINERS OF AMERICA LOCAL UNIONS
                                       AND COUNCILS PENSION FUND
PRISM PARTNERS I, L.P.
                                       INSURANCE COMPANY SUPPORTED
By  Weintraub Capital Management,      ORGANIZATIONS PENSION PLAN
    its General Partner
                                       By  Richard C. Blum & Associates, L.P.,
    By  /s/ Jerald M. Weintraub            its Investment Advisor
        -----------------------
        Jerald M. Weintraub                 By  /s/ Murray A. Indick
        Managing General Partner               -------------------------------
                                               Murray A. Indick
WEINTRAUB CAPITAL MANAGEMENT                   Managing Director
                                               and General Counsel
By  /s/ Jerald M. Weintraub
    ---------------------------
    Jerald M. Weintraub,
    Managing General Partner

/s/ Jerald M. Weintraub                       [CONTINUED ON NEXT PAGE]
- -------------------------------
JERALD M. WEINTRAUB


CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 22 of 30


FREMONT PARTNERS, L.P.
FP ADVISORS
FREMONT GROUP, L.L.C.
FREMONT INVESTORS, INC.

By  /s/ R.S. Kopf
    ---------------------------
    R.S. Kopf
    Executive Officer or Executive
    Officer of a Partner of each
    Fremont Reporting Person


CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 23 of 30

                                   Exhibit B
                    [*] indicates portions of Exhibit omitted
                      per Request for Confidential Treatment
                            submitted to the Commission


Richard C. Blum & Associates, L.P.               The Fremont Group
909 Montgomery Street, Suite 400                 50 Fremont Street, Suite 3700
San Francisco, CA  94133-4625                    San Francisco, CA  94105-1895
Fax: (415) 434-3130                              Fax: (415) 284-8191
Telephone: (415) 434-1111                        Telephone: (415) 284-8792

September 8, 1997

By Facsimile (410-895-4583) & Overnight Mail
- --------------------------------------------

Mr. Mark R. Klausner
Vice President
Alex. Brown & Sons Inc.
One South Street
Baltimore, Maryland  21202

Re:  Kinetic Concepts, Inc.
     ----------------------

Dear Sirs:

     Richard C. Blum & Associates ("RCBA") and Fremont Partners, L.L.C. ("Fremont") (collectively, "Buyer"), in accordance with your letter dated August 29, 1997, are pleased to jointly submit a Final Offer ("Offer") to acquire the common stock of Kinetic Concepts, Inc. ("KCI" or "Company") in a leveraged recapitalization transaction through a corporation or partnership to be organized and controlled by the Buyer or its affiliates.

     The Offer is based on information we have received to date from Alex. Brown & Sons and the Company, including the Descriptive Memorandum, Market Information, Project Royalty financial projections, information from the Company's Data Room and other relevant data.

     As previously indicated, RCBA and Fremont's investment philosophy has an operating orientation. Each of RCBA and Fremont have successfully consummated other successful private equity transactions, and our histories reflect the type of partner we would be for shareholders, management, and employees of the Company. We believe that the proposed recapitalization will allow management to successfully execute its long-term growth plans, including internal expansion and acquisitions without disrupting the core values upon which the Company has been based.

     Our Offer has been prepared consistent with the objective of maximizing the cash proceeds received by all shareholders and is predicated on qualifying for treatment as


CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 24 of 30

Mr. Alex R. Klausner
Alex. Brown & Sons, Inc.
September 8, 1997
Page 2

a leveraged recapitalization. The terms of our proposal, which we reserve the right to withdraw if not accepted by the close of business, September 12, 1997, are summarized as follows:

Purchase Price
- --------------
     [*]

     [*] The transaction as previously noted, would be structured to receive leveraged recapitalization accounting treatment.

Financing
- ---------
     Buyer has received acceptable financing proposals from both [*] which when combined with our existing Equity sources will allow us to successfully close the proposed transaction in a timely manner.

     [*]

Mr. Alex R. Klausner
Alex. Brown & Sons, Inc.
September 8, 1997
Page 3

     Please find attached, signed commitment letters from [*] outlining the specific terms and conditions of the financing previously identified. In addition, listed below are the representatives from these institutions who have served as our primary contacts on this transaction:

     [*]

Mr. Alex R. Klausner
Alex. Brown & Sons, Inc.
September 8, 1997
Page 4

     Our financing sources have maintained consistent enthusiasm in support of our Offer and are prepared to quickly devote the necessary resources to close the transaction.

[*]
                         *     *     *     *     *

[*]



CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 25 of 30

Mr. Alex R. Klausner
Alex. Brown & Sons, Inc.
September 8, 1997
Page 5

     For further information concerning our Final Offer or for any other matter, please call either [*]




Sincerely,



[*]
Richard C. Blum & Associates, L.P.



[*]
Fremont Partners